UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                         Commission File Number: 0-16206

(Check One):  [ ] Form 10-K  [ ] Form 11-K [ ] Form 20-F  [x] Form 10-Q
              [ ] Form N-SAR

              For Period Ended:  December 31, 1999

      [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form 11-K
      For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

GT Interactive Software Corp.
Full Name of Registrant


__________________________________________________________
Former Name if Applicable

417 Fifth Avenue
Address of Principal Executive Office (Street and Number)

New York, New York  10016
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

       [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       [ ] (c) The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

See Attachment I.
                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Robert DeLaurentis                  (212)             726-6500
         ----------------------------      ----------        ---------------
         (Name)                            (Area Code)       (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment I.

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                          GT Interactive Software Corp.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   February 15, 2000                        By: /s/ John T. Baker IV
       -----------------------------                ----------------------------
                                                 Name:  John T. Baker IV
                                                 Title: President and Chief
                                                        Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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

                                  Attachment I

                          GT Interactive Software Corp.
                                   Form 12b-25
 Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1999


Part III

         The Registrant filed its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1999 on February 14, 2000 through its financial printer, Bowne of New York ("Bowne"). However, due to technical difficulties in the transmission of the filing at Bowne, the submission occurred after 5:30 p.m. on that date. Therefore, although the Registrant's Form 10-Q was not recorded as timely filed due to such technical difficulties, the Registrant has filed such report within the grace period provided for under Rule 12b-25. The Registrant has also requested, by letter to the Securities and Exchange Commission dated Februayr 15, 2000, that the filing date be adjusted to reflect the timely filing of the Form 10-Q.

Part IV - Item 3

         For a description of the Registrant's results of operations and a comparison of such results to the results for the corresponding period for the last fiscal year, please refer to the Form 10-Q filed by the Registrant on February 14, 2000, as indicated in response to Part III.

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